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April 7, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C. 20549

Attn: Kyle Wiley, Staff Attorney

Re:	Courtside Group, Inc.
Amendment to Registration Statement on Form S-1/A
Filed December 27, 2022
File No. 333-269028

Dear Mr. Wiley:

This firm is outside corporate and securities counsel to Courtside Group, Inc. (the “Company”). We are submitting this letter on behalf of the Company in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) issued to the Company in the Staff’s letter, dated March 27, 2023 (the “Letter”), relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1/A (File No. 333-269028) filed with the Commission on March 13, 2023 (the “Registration Statement”).

The numbered paragraphs below correspond to the numbered comments in the Letter and for convenience the Staff’s comments are included and presented in bold italics directly above the Company’s response. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement accordingly and concurrently herewith is filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).

{continued on following page}

Amendment No. 1 to Registration Statement on Form S-1

Summary Unaudited Pro Forma Condensed Consolidated Financial and Operating Data, page 21

1.	We note your revised presentation in response to prior comment 8. Please address the following:

●	Revise to remove the reference to “Pro Forma” in the header to the Summary Condensed Consolidated Financial and Operating Data. In this regard, only some of the information presented is pro forma. Also, ensure that the paragraphs before the tables clearly indicate what information is presented on an actual versus a pro forma basis.

●	It’s unclear why you have removed historical comparable financial information from these tables. Please revise to include the appropriate historical comparable statement of operations and cash flow information as previously provided. Ensure any restated periods are appropriately labeled as restated.

●	Footnote (3) on page 22 still makes reference to the period from July 1, 2020 to March 31, 2021 and the period from April 1, 2020 to June 30, 2020. Please revise to remove these references as pro forma information for those periods is no longer presented.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 21 of Amendment No. 2 accordingly.

2.	We note your additional disclosure in footnote (3) in response to prior comment 9 and your disclosure on page 130, which indicates that these shares give no effect to Mandatory Redemption that was triggered as of February 15, 2023. Since redemption of $1 million of the Bridge Notes has occurred, tell us your basis for excluding the impact in your pro forma presentation and share amounts throughout, or revise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 23 of Amendment No. 2 accordingly.

Non-GAAP Financial Measures, page 24

3.	We note your revisions in response to prior comment 12. Please revise to reconcile from GAAP gross profit to Non-GAAP contribution margin. In this regard, revise your reconciliation to be consistent with what was included in the initial filing, which began with gross profit and ended with contribution margin. Refer to Question 102.10(b) of the Non-GAAP C&DIs. Further, revise the sentence above the table to state this is the reconciliation of Contribution Margin to Gross Profit, the most comparable GAAP financial measure. Similar revisions should be made on page 86.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 24 of Amendment No. 2 accordingly.

Risk Factors

Risks Relating to Our Common Stock and the Securities Market

The trading price of our common stock...may have little or no relationship to the historical sales prices of our capital stock in private..., page 64

4.	We note your response to prior comment 19 clarifying that other than the sale of the Bridge Notes, there have not been any private transactions of the Company’s common stock in the recent past and that its common stock does not have a history of trading. We also note your disclosure that, “there is no recent price history for our common stock being sold in private transactions and accordingly, the sale price history or historical private sales will not be a factor affecting the current reference price to be determined by the Nasdaq Capital Market.” Given that your Bridge Notes will automatically convert to the Company’s common stock, please reconcile this conflicting information or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 64 of Amendment No. 2 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metric, page 85

5.	We note your response to prior comment 21 and reissue it. We note your disclosure that you review a number of operating and financial metrics to evaluate your business, measure your performance, identify trends affecting your business, formulate business plans, and make strategic decisions. Tell us your consideration for disclosing the number of impressions sold in each period, monthly unique listeners, monthly average listeners and/or any other measures used to evaluate your business and measure performance, in addition to Number of Podcast Downloads disclosed, that would provide a better understanding of the company’s results. Refer to SEC Release No. 33-10751.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 86 of Amendment No. 2 accordingly. The Company reviews various operating and financial metrics, including the number of podcasts downloaded on its platform, to evaluate its business, measure its performance, identify trends affecting its business, formulate business plans and make strategic decisions. The Company believes that the number of impressions sold in each period, monthly unique listeners and monthly average listeners do not materially help to evaluate its business, measure its performance or provide a better understanding of its results. The Company further believes that there are no uniform metrics for selling multi-platform blended opportunities (video, audio, embedded, ad insertion, as well as social platform exposure) except for a CPM on a show by show basis. While there is no one ranking source for podcasting companies, certain of such metrics are publicly available on a monthly basis via Podtrac’s rankings at http://analytics.podtrac.com/podcast-publisher-rankings, which rankings measure top podcast publishers based on IAB (Interactive Advertising Bureau) standards and compliance which the Company adheres to with its hosting platform and Podtrac’s measuring capabilities.

The Company also uses CPM and reviews various underlying podcast agreement terms (such as minimum guarantee payments, term, marketing spend) and others, such as advertiser engagement with a show, on a show by show basis, to predict such show’s future success and ultimately its impact on the Company’s business and financing performance. However, while the Company believes that such metrics on a show by show basis do not materially help to evaluate its business, measure its performance or provide a better understanding of its results, the Company’s management uses its experience and understanding of the podcasting and advertising industry to evaluate such metrics in totality across all shows on the Company’s network to predict its future business and financial performance. Accordingly, the Company is not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies who may calculate similarly-titled metrics in a different way, and provides the number of podcasts downloaded on its platform as the metric that the Company believes provides the best understanding of its results, as more fully discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations ⸺ Key Business Metric section in Amendment No. 2.

Liquidity and Capital Resources, page 91

6.	We note your disclosure on page F-29 regarding additional interim financing and when you believe existing cash resources will not be sufficient to meet current operating and liquidity needs. Please revise your disclosures here to incorporate this information.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 92 of Amendment No. 2 accordingly.

PodcastOne is a Leading Podcasting Company, page 99

7.	We note your disclosure that you “are the most partner friendly network out there.” Please revise to provide the basis for this statement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 99 of Amendment No. 2 accordingly.

Plan of Distribution, page 142

8.	We note your response to prior comments 7 and 32. Please explain the precise order and mechanics of the events that will occur to effect the contemplated transactions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 145 of Amendment No. 2 accordingly. At such time that as the Company formally appoints its Financial Advisor, of which appointment the Company will notify Nasdaq per its requirements, if requested by the Financial Advisor, the Company may further clarify in the Plan of Distribution the interplay between the distribution of the Dividend Shares and the Nasdaq price discovery process discussed and/or the precise order and mechanics of the applicable events that will occur to effect the contemplated transactions.

Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Gross Versus Net Revenue Recognition, page F-9

9.	We note your revised disclosure in response to prior comment 35. Please further revise to clarify who the agency is in your “agency contracts”. Also, you disclose that revenue is reported on a gross basis but does not include any revenue sharing expenses, however, in the last sentence you stated revenue is gross of revenue sharing expenses. Please revise to address this apparent inconsistency. Similar revisions should be made on page F-31.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-9 and F-31 of Amendment No. 2 accordingly.

Allowance for Doubtful Accounts, page F-11

10.	Please revise to remove your reference to “membership” receivables here and on page F-33. In this regard, since you indicate in response to prior comment 34 that you do not have membership revenue, it would appear you would not have membership receivables.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-11 and F-33 of Amendment No. 2 accordingly.

Condensed Unaudited Interim Financial Statements

Note 15 - Subsequent Events, page F-46

11.	Please revise to disclose that as part of the exchange agreement LiveOne entered into on February 3, 2023, PodcastOne issued 162,338 shares of common stock to the Harvest Funds, as disclosed on page 128.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 128 and throughout the rest of Amendment No. 2 accordingly, including to correct that the number of shares of the Company’s common stock to be issued to the Harvest Funds pursuant to the Exchange Agreements is 255,102.

General

12.	We note that in February 2023, LiveOne obtained a valuation report. Please file the report as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has filed the valuation report as Exhibit 99.5 to Amendment No. 2.

* * *

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Staff have any questions or comments, or require any additional information regarding any of the responses or the Amendment No. 2, please contact the undersigned at 212-335-0466 or sablovatskiy@foleyshechter.com or Jonathan Shechter, Esq. at 212-335-0465 or js@foleyshechter.com.

Sincerely,

FOLEY SHECHTER ABLOVATSKIY LLP

/s/ Sasha Ablovatskiy
Sasha Ablovatskiy, Esq.
For the Firm

Cc:	United States Securities and Exchange Commission
Melissa Kindelan, Senior Staff Accountant Christine Dietz, Senior Staff Accountant
Kyle Wiley, Staff Attorney Matthew Crispino, Staff Attorney

Courtside Group, Inc.
Kit Gray, President

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